Exhibit 99.1

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INTRODUCTION

Paul BLALOCK

Agenda

8:05 – 8:35 AM Automotive market perspectives & Constellium’s offering

P. BASTEN

8:35 – 8:55 AM Increasing our BiW production capacity (US/Europe)

S. LADDYCHUK

8:55 – 9:15 AM Plant presentation

W. OBERHOLZER

9:15 – 9:45 AM Q&A

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Forward-looking statements

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition; disruptions to business operations resulting from the acquisition; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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AUTOMOTIVE MARKET PERSPECTIVES

& CONSTELLIUM’S OFFERING

PETER BASTEN

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Contents

Automotive market perspectives

Market outlook

Sheet based solutions

Extrusion based solutions

BiW market

North America

Europe

Constellium’s offering

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AUTOMOTIVE MARKET PERSPECTIVES

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Driven by regulation and OEM geographical expansion…

Europe, the US, China, Japan are all setting ambitious CO2 emissions targets within legislation

Comparison of global CO2 regulations for new passenger cars

Same product quality everywhere!

Source: Icct, Constellium internal analysis

…Aluminium for automotive will grow leveraging on its unique properties: Sheet-based solutions

5	fold Increase in global BiW market expected

Global FRP AI-BiW market forecast act. 2012 – 2020 (kt)

We believe aluminium has an unrivaled

“benefit/cost” position

Potential Ease of

Material Cost weight saving adoption for

vs steel OEMs

UHSS/AHSS

steels 0.8—1.5€/kg 10—20% ++++

Aluminium 3—5€/kg 30—50% +++

Magnesium 10—20€/kg 40—60% +

Carbon Fiber 40—80€/kg 60—70% +

Composites

*	Outlook excluding any major shift for a new high volume model Source: Constellium internal analysis

…Aluminium for automotive will grow leveraging on its unique properties: Extrusion-based solutions

Aluminium Body Structure market (kt)

Aluminium CMS market (M units)

Plants on 3 continents to capture global growth: Europe, U.S. and China

Source: Automotive Structures CMS Data base (2014)

BiW NA market: 3% aluminium growth for North American manufactured light vehicles over the next decade

Aluminium net pounds per North American light vehicle

Net pounds per vehicle for select product forms*

Net pounds per vehicle

Net pounds per vehicle

Source: Ducker Worldwide, 2015 North American Light Vehicle aluminium Content Study *Do not include the following other products: rod and bar, fin stock, brazing sheet, forgings and all castings (2015: 327, 2020: 341, 2025: 355 lbs/vehicle)

NA market: aluminium market share based on parts increasing from 6% in 2015 to 26% by 2025

Light vehicle body and closure parts volume share by material

Mild and HSLA AHSS/UHSS Aluminium Sheet Aluminium Extrusions Aluminium VD Castings

Market forecast AI BiW FRP, North America 2012-2025 (kt)

Source: Ducker Worldwide, 2015 North American Light Vehicle Aluminium Content Study, Constellium UACJ market database, May 2015

BiW EU market: strong growth to >700 kt by 2020

Market forecast BiW demand Europe (kt)

*Outlook excluding any major shift for a new high volume model Source: Constellium internal analysis

CONSTELLIUM’S

OFFERING

Aluminium goes beyond light-weighting.

No compromise on Aesthetics!

No compromise on Strength!

No compromise on Design!

Roping Paint bake response Strength Hemming

Corrosion Character resistance lines

LIGHTWEIGHTING

Energy Work absorption hardening

Thermal Isotropy stability Elongation Ductility

No compromise on Safety!

Our BIW portfolio today: original products and latest generation of alloys



SURFALEX®
Perfect surface with stringent hemming

SURFALEX® HF
Perfect surface with High Formability

SURFALEX® HS
Perfect surface with High Strength

STAYBRIGHT ®
A long-lasting, brilliant aluminium product used in decorative trims for cars



FORMALEX®
Forming optimized

FORMALEX® PLUS
Extra formability for complex shapes


STYLE
STRENGTH
LIGHT-
WEIGHTING
DESIGN
SAFETY

STRONGALEX®
High Yield Strength





SECURALEX®
Crash crushable alloy for structural parts

SECURALEX® HS
High Strength Crash Crushable

SECURALEX®P5/P6
Pedestrian Safety alloy

Constellium

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Our Crash Management System (CMS) extrusion portfolio today

Unmatched alloy portfolio


Ultimate 6xxx Strength capability?
500
450
400
350
7108
7003
New High Strength 6xxx Alloys – HSA6
Shape Complexity/Strength Compromise
Conventional High Strength 6xxx Alloys
Strength UTS (Mpa)
Alloy composition/process optimization

Design and next generation CMS



CMS System
Active CMS
Semi active/100% active



Crashbox System
Crashbox innovation
Low & Highspeed



Beam System
Springback beam
(pedestrian optimized 2nd loadpath beam)



CMS Beam
With integrated pedestrian protection system (SMIF)



Pedestrian System
Pedestrian protection honeycomb

Industrialization

- Manufacturing processes: extrusion, bending, forming, welding, bonding…
- Scale Up – Prototypes, process optimization & qualification testing
- Brunel University: Constellium and JLR Partnership
  - Rapid prototyping route - Alloy/Process
  - Collaborative partnerships with Tier 1 & OEM's
  - Develop downstream fabrication & joining technologies

Constellium
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Working on tomorrow’s portfolio with a strong R&T commitment

Pushing the limits of aluminium

Ultra High Strength Ultra High Formability More Crash properties Higher Stiffness

Metallurgy, corrosion, Surface treatment Expertise

Providing solutions

For better integration with

other materials

For better manufacturing

efficiency of OEMs

Joining, Welding

Studies

Customizing our offer

From simulation studies in design phase

To specific alloy & conversion developments

Characterization, Simulation, Prototyping, Design, CAD Tools

Our technical development offer

R&T Center “C-TEC”

Strong R&T competencies and full scale manufacturing capabilities in our R&T center in Voreppe, France

Prototyping & testing

Alloy development

Laboratory casting at all scales Hot and cold rolling Heat treatment and quenching

Surface treatment & lubrication

From beaker-scale to continuous pilot line

Analysis and characterization

Design, forming & simulation

Design & forming feasibility simulation

Network of international collaborations

Constellium’s automotive ambitions

Product Current Position Strategic Target

Automotive BiW Sheet Major European Player Major Global Position

(Rolled Products)

Automotive Structures #1 Player in Europe & US #1 Global Position

(Extruded Products)

Summary

Aluminium for automotive expected to experience strong growth in the following years BiW market: 1,200 kt in North America and 700 kt in Europe by 2020 Extrusion market for Body Structures: 120 kt in North America and Europe in 2020

Constellium offers

Full range of automotive patented products across 4 key dimensions (style, light-weighting, design, safety) Crash Management System unrivaled innovation Positioned in Global Top 3 both in BiW and Automotive Structures

Constellium continues to focus on development and innovation

Strong pipeline of next generation alloys and products in development

State of the art R&T center with C-TEC both in Europe and a new hub in the US Around 40 collaborations with external labs, universities & scientific partners

CONSTELLIUM’S

BODY-IN-WHITE FOOTPRINT

SIMON LADDYCHUK

Constellium invests heavily into its global BiW footprint—Focus on the US and EU

January 15, 2014: Announcement of €200m investment in order to develop and expand BiW capacity in Neuf-Brisach and Singen

January 23, 2014: Announcement of $150m investment project into new CALP line in cooperation with UACJ in Bowling Green, Kentucky

January 5, 2015: Acquisition of Wise Metals in Muscle Shoals, Alabama – Up to $750m CAPEX planned to develop BiW capacity & capabilities

April 23, 2015: Announcement of second US CALP line as part of US expansion

All projects are in execution on schedule and on budget

Comprehensive asset portfolio to support BiW growth in the US and in Europe

Expansion in Europe


Europe

1 – Neuf-Brisach, France
- 450 kt rolling mill focused on packaging and automotive
- Current BiW capacity of c. 60 kt to be expanded to 160 kt by mid 2016
- Initial supply of BiW cold coils to Bowling Green (outer grade)

Singen, Germany
- 230 kt rolling mill focused on specialties
- BiW capacity currently being ramped up to 20kt

...and entry into North American Body-in-White market

7 – R&T new US hub, MI

2 – Constellium-UACJ BiW JV, Bowling Green, KY
- Joint venture between Constellium (51%) and UACJ (49%)
- 100 kt continuous annealing and pre-treat line (CALP) under construction, SOP mid 2016
- Will receive cold coils from Logan, Neuf-Brisach and Muscle Shoals
- Potential for expansion

5 – Ravenswood, WV
- Rolling mill focused on aerospace
- Potential long-term supply of 5xxx coils to the Bowling Green facility
- Potential long-term supply (2025-2030) latent hot mill capacity reserves for auto body sheet development

6 – Constellium Location to be decided
- BiW investment project announced in 2015 with a target of creating finishing capacity for up to 200 kt of BiW

3 – Muscle Shoals, AL
- Acquired by Constellium in January 2015
- 450 kt rolling mill focused on canssheet
- Expansion up to c. 700 kt planned over the next years

4 – Tri-Arrows/UACJ, Logan, KY
- Joint venture between UACJ/ Tri-Arrows and Novelis
- 900 kt rolling mill focused on cansheet
- Will supply BiW cold coils to Bowling Green finishing plant

Constellium

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CONSTELLIUM’S

EUROPEAN BiW FOOTPRINT

Europe – Two world-class integrated production sites backed by strong R&T capabilities

Ideally positioned in Europe’s industrial heartland

Sites

Neuf-Brisach

(France)

Singen

(Germany)

C-TEC

(France)

Distinctive Assets

Most highly integrated rolling mill in Europe, from recycling to coating World class recycling shop (aluminium processing scrap, UBCs & other used products)

Capacity: 450 kt

Expansion project in full swing with additional 100 kt BiW capacity

Special surfaces and specialties Capacity: 230 kt

BiW production starting in 2015 (20 kt capacity)

Metallurgy, material characterization, formability, recycling Biggest automotive research center in Europe (aluminium) Surface treatment & coating pilot lines

Neuf-Brisach offers a full product portfolio – BiW capacity of 160 kt, on track to meet mid-2016 SOP target

Neuf-Brisach – BiW highlights

Current capacity of c. 60 kt

Comprehensive product mix, inners/outers, 5xxx and 6xxx alloys

Diversified customer portfolio with German premium manufacturers and French OEMs

Strong growth in most recent years (>25% p.a.)

New 100 kt state of the art CALP line under construction and first coil targeted for Q2/16 – Commercial start in Q4/16

2017 total capacity of 160 kt BiW

Capabilities

Neuf-Brisach, France

Dimensions

Maximum width: 1920 mm Thickness: 0.7 – 2.5 mm

(3.2 mm with new CALP line) Cut to length

Surface condition

EDT or Mill Finish Chemical conversion coatings / passivation

Neuf-Brisach – Investment in new CALP line

Hall 4

CALP line

Entry area

(uncoiler 1 & 2)

Hall 4

CALP line

Degreasing area

Hall 4

CALP line Furnace area

Hall 4

CALP line Quench area

Neuf-Brisach – Investment in new CALP line

Hall 4

CALP line

Entry area

(uncoiler 1 & 2)

Hall 4

CALP line

Degreasing area

Chemcoater

Hall 5

Steel structure of the surface treatment area

Singen entered BiW market in 2015 focusing on structural parts

Singen – BiW highlights

Singen has entered BiW market by upgrading existing equipment

BiW production currently in ramp-up

Full capacity of c. 20 kt in 2016

Focus

- inners & structures

- 5xxx and 6xxx alloys

- thickness capability of up to 4mm for selected products

Complementary capabilities to Neuf-Brisach

Latent hotline capacity

Capabilities

Singen, Germany

Dimensions

Maximum width: 1580 mm Thickness: 0.8 – 4.0 mm Cut to length

Surface condition

EDT (max thickness

2.8 mm) or mill finish Chemical conversion coatings/passivation

CONSTELLIUM’S

US BiW FOOTPRINT

Bowling Green—Plant capabilities

Dimensions

Maximum width: 2200 mm Thickness: 0.8 – 3.2 mm

Surface condition

EDT or mill finish

Chemical conversion coatings/passivation

Lubrication

Stamping oils Protection oils

Hot melt dry lubricants

Investing in new BiW capacity in the US

Overall BiW expansion CAPEX reduced to $620m by 2022, vs. $750m initially forecasted, and cash out phasing reviewed

Transfer of non-packaging products to Ravenswood Optimize timing of projects Increase accuracy of project specifications Utilize global cold mill resources

Casting and hot mill capacity increase in Muscle Shoals

Building of 2 additional finishing lines (location to be defined)

Line 2: 100 kt of BiW coils capacity, production to start in 2018

Line 3: 100 kt capacity, production to start on 2021/2022, subject to customer demand

Constellium in Muscle Shoals – Comprehensive investment project started

Muscle Shoals

450 kt rolling mill focused on can sheet Hot and current cold rolling with capacity reserves – expansion up to c. 700 kt Widest hot mill in the US

One of the last “available” capacity reserves in the US for BiW

Excellent customer reputation, entrepreneurial culture

Engineering team ramped-up over the last months to more than 90 FTE

Projects launched across entire value stream

Expansion of casting capacity and capabilities

Increase of pre-heating capacity Investment in process capability Hot mill revamp and capacity increase New cold rolling mill scheduled

3	Finishing lines to be supplied by Constellium’s global rolling mill system and UACJ

Rolling mills – Constellium

Pre-heating Hot rolling Cold rolling

300 kt Continuous annealing and pre-treatment line (“finishing”)

3	finishing lines

(incl. 1 line with UACJ)

Rolling mill – UACJ (Logan)

Pre-heating Hot rolling Cold rolling

We are making it happen…

Strong automotive heritage demonstrated in Europe

Full global commitment to the Body-in-White sector Set-up of Bowling Green finishing facility with UACJ

Extensive CAPEX program to support automotive growth in US and in Europe

Successful implementation track record to date

Use of international benchmark in project management Bowling Green Joint Venture with UACJ

Addition of BiW capability in Singen plant New CALP line in Neuf-Brisach plant

World Class R&T support from our global R&T network

MUSCLE SHOALS PLANT

WES OBERHOLZER

From the outside…

From the inside…

The third largest supplier of the can market in North America Strategically located to supply automotive sheet to US market Produce coils to supply the demand for beverage can stock (and trailer roof)

Current Headcount:

1,338 employees

Surface:

110 acres of covered surface

Annual Production Capacity:

468 kt

End stock Tab stock Body stock

Trailer Roof

Key figures

Can Body Stock

75%

Trailer Roof

5%

Production Split

Can End/Tab

20%

Turnover Production Headcount

2013

1	250 M$

384 kT

1	306 employees

45 temporary workers

2014

1	353 M$

398 kT

1	285 employees

42 temporary workers

Trust-based and long-term relationship with a large panel of key customers and partners

BEVERAGE

Process at Muscle Shoals

Element 13

5 Stand HSCCL

Pusher Packing/ Cast House Hot Line Furnace Shipping

3 Stand Finishing Realise

116’’ Mill

Element 13

Element 13 (continued)

EL 13 reclaims UBC, class scrap, and other common alloy scrap into molten aluminium

Element 13 (continued)

Crucibles transfer molten aluminium to Alloys Casting Operation

Casting

Molten aluminium is then cast using Electromagnetic Casting Technology (EMC) to produce non-scalp ingots (95% non-scalp rate)

Pusher Furnace

After Casting, ingots are sent to the Pusher Furnace for preheating, and homogenized for hot rolling

Hot Rolling

Aluminium ingots are reduced to coil form through a series of mill operations at the hot line

3-Stand

After being processed at the hot line, 3104 alloy is then sent to the 3-Stand for rolling to customer specified gauge

Sheet Finishing

After the 3-Stand, coils are then sent to the Slitters The coils are slit to the final width, post-lubed, and inspected

5-Stand

After being processed at the hot line, 5000 series alloys are then sent to the 5-Stand for cold rolling to finish gauge

High Speed Cleaning and Coating Line

After being processed at the

5-Stand the coils are leveled, cleaned, treated, coated, waxed, and trimmed to width Our HSCCL is considered the fastest coil coating line in the world!

High Speed Cleaning and Coating Line

At our Packing and Shipping department we do a final inspection of the material, and verify the proper identification and staging prior to shipment on truck or rail

CONCLUSION

PIERRE VAREILLE

Recent Developments

Negotiated improved terms of our revolving credit facility, which is expected to increase Q4 liquidity by €145m

Resolved a recent scalper outage at Neuf-Brisach, accelerated scheduled October maintenance, expect Adjusted EBITDA to shift from Q3 to Q4 with limited H2 impact

Establishing a North American R&T center in Michigan to have our engineers closer to our current and future NA customers

Key Takeaways

Solid plans to reduce total CAPEX by €150m from 2015 thru 2017 with no change in scheduled launch of the first 100 kt BiW line scheduled for 2018

Total Constellium CAPEX 2015 2016 2017 2018

Initial forecast €400m €450m €350m €265m

Revised forecast €350m €400m €300m €300m

Q & A